October 23, 2012

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Securities and Exchange Commission Washington, D.C. 20549

Re:	Bluepoint Investment Series Trust (f/k/a ACAP Investment Series Trust) (“Trust”) File Nos.: 333-182771 and 811-22723

Dear Ms. Browning:

Set forth below are responses to comments received from you on October 5, 2012 and October 17, 2012 in connection with the Trust’s Registration Statement on Form N-1A filed on July 20, 2012 (the “Registration Statement”). The Trust currently proposes to offer one series, Bluepoint Trust (f/k/a ACAP Select Growth Fund) (the “Fund”). Attached to this letter as Appendix A is a blackline of the Fund’s prospectus and SAI showing the changes made to reflect your comments as well as other changes made since our last correspondence filing on September 24, 2012. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	The prospectus and Statement of Additional Information (“SAI”) still use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. Please change the term “including” to the phrase “consisting of”.

The requested revisions have been made.

Kimberly A. Browning
Securities and Exchange Commission
October 23, 2012

2.	Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Items 4 and 9 of Form N-1A. Please confirm that all discussions of the Fund’s principal and non-principal strategies and risks in the prospectus and SAI are consistent throughout.

The requested clarifications have been made.

3.	Please remove footnote 2 to the fee table.

The requested revision has been made.

4.	Please clarify what is meant by “organized outside of the U.S.” in the principal investment strategies disclosure.

The requested clarification has been made.

5.	Please expand the discussion of leverage risk in the Item 4 summary section of the prospectus. Please consider whether cover page disclosure is necessary for leverage risk.

The requested revision has been made to leverage risk in the summary section of the prospectus. The Fund has added disclosure to the cover page.

6.	Please disclose the portfolio manager’s length of service per Item 5 of Form N-1A.

The requested revision has been made.

7.	Please revise the “Purchase and Sale of Fund Shares” section of the summary portion of the prospectus to conform more closely to the requirements of Item 6 of Form N-1A.

The requested revision has been made.

8.	Please disclose supplementally to the staff the intent of the Fund in utilizing derivatives. Please disclose in the Fund’s prospectus the total amount of assets the Fund may invest in derivative instruments. Please also clarify the disclosure on writing or selling derivatives in the Fund’s prospectus and statement of additional information (“SAI”), if, as stated in the September 24, 2012 response letter, the Fund does not currently anticipate writing or selling derivatives.

Kimberly A. Browning
Securities and Exchange Commission
October 23, 2012

The Fund intends to use derivatives for hedging, to achieve indirect investment exposure to a security and to increase returns (through increased exposure to a security, i.e., leverage). Derivatives may thus be used for speculative purposes. The requested clarifications have been made.

9.	Please clarify in the prospectus and SAI that selling short is not a principal strategy of the Fund. Please disclose the maximum percentage of Fund assets that may be sold short. Are the costs of selling short included in the fee table under “Other Expenses”?

The requested clarification and disclosure have been added. Any costs of selling short are included in the line item for “Other Expenses” in the fee table.
10.	Please consider whether disclosure on large cap or micro cap risk is necessary.

The Fund notes the comment. The Fund believes though that such risk disclosure is subsumed into other risk disclosure already in the Fund’s prospectus and SAI (e.g., disclosure on equity market risk, company risk, growth company securities risk and small and mid cap company risk).

11.	Please revise the disclosure in the “Portfolio Turnover” risk which currently reads: “A mutual fund that replaces, or turns over, more than 100% of its investment in a year is considered to have a high portfolio turnover rate” so that “is” is changed to “may be.”

The requested revision has been made.

12.	Please clarify the disclosure to explain who must receive all requests in proper order by the 4:00 PM Eastern time deadline.

The requested clarification has been made.

13.	Please remove the word “generally” in the “Redemptions In Kind” section of the prospectus to clarify that the Fund will not use illiquid securities to pay redemption proceeds.

The requested revision has been made.

14.	Please explain supplementally the rationale for the inclusion of the Related Account performance in Appendix A to the prospectus.

Kimberly A. Browning
Securities and Exchange Commission
October 23, 2012

The Related Account is managed by Alkeon Capital Management LLC (“Alkeon”), which is the managing member (i.e., sole control person and owner) of SilverBay Capital Management LLC (“SilverBay”), the investment adviser of the Fund and another registered closed-end investment company, ACAP Strategic Fund (the “Closed-End Fund”). Mr. Panayotis (“Takis”) Sparaggis, the controlling principal of Alkeon, is the portfolio manager of the Fund, the Closed-End Fund, the Related Account and other vehicles managed by Alkeon and SilverBay. As discussed on October 17, 2012 with you, and as addressed in the response letter filed on October 1, 2009 for the Closed-End Fund, the Closed-End Fund’s registration statement filed on December 17, 2009 included, in an identical fashion, performance information in an appendix to the prospectus for a related account managed by Alkeon for which Mr. Sparaggis served as portfolio manager. The approached taken in the Closed-End Fund’s prospectus was discussed and reviewed with the Staff and is identical to the Related Account performance approach included in the Fund’s prospectus you are currently reviewing. Given that the Related Account performance being presented in Appendix A to the Fund’s prospectus presents precisely the same relationship and approach as was taken in 2009 by the Closed-End Fund, the Fund believes that the inclusion of the Related Performance in Appendix A to the prospectus is appropriate.

15.	Please clarify in the disclosure on borrowing in the SAI that the Fund will treat assets that are pledged as assets subject to the limitations on borrowings and leverage.

The requested clarification has been made.

16.	With respect to the 15% threshold for investing in illiquid securities, please discuss the Fund’s obligation to maintain this ceiling should it be exceeded.

The requested clarification has been made.

In addition to the foregoing, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Kimberly A. Browning
Securities and Exchange Commission
October 23, 2012

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen